Realogy Holdings Corp.

One Campus Drive

Parsippany, NJ 07054

October 5, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attn: Mr. Duc Dang

Re:	Realogy Holdings Corp.
Registration Statement on Form S-1
File No. 333-181988

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Realogy Holdings Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 3:00 p.m. ET on October 9, 2012 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Stacy Kanter of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3497 and that such effectiveness also be confirmed in writing.

Very truly yours,

REALOGY HOLDINGS CORP.

/s/ Anthony E. Hull
By:	Anthony E. Hull
Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

October 5, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attn: Mr. Duc Dang

Re:	Realogy Holdings Corp.
Registration Statement on Form S-1
File No. 333-181988

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of Realogy Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 3:00 p.m. ET on October 9, 2012 or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated September 28, 2012 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated September 28, 2012, through the date hereof:

Preliminary Prospectus, dated September 28, 2012:

13,359 copies were distributed to prospective underwriters, institutional investors, dealers and others.

Yours truly,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

As Representatives of the Several Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Michael Hickey
Name:	Michael Hickey
Title:	Vice President

By:	J.P. Morgan Securities LLC

By:	/s/ Eugene Sohn
Name:	Eugene Sohn
Title:	Vice President